
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com


03022689

30 May 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549


RECEIVED
JUN 12 2003

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

MASNET No. 15 OF 27.05.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- CONTINUING LISTING REQUIREMENTS
ANNOUNCEMENT ON LISTING RULE 704(11), LISTING MANUAL

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited (" SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 27 May 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 27/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 98 OF 29.05.2003
Announcement No. 98

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Interested Person Transactions

Attached is an announcement made by Singapore Telecommunications Limited, pursuant to Listing Rule 920(1)(a)(ii), Listing Manual, on the above.



mas-249.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 29/05/2003 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT

INTERESTED PERSON TRANSACTIONS

For the financial year ended 31 March 2003, the interested person transactions authorised under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2002 were as follows :

Name of interested person	2003 S$ million
1-Net Singapore Pte Ltd	0.5
Changi International Airport Services Pte Ltd	1.0
CWT Distribution Limited	2.5
eNabled Homes Pte Ltd	0.1
Keppel Communications Pte Ltd	0.2
MediaCorp News Pte Ltd	1.0
MediaCorp T&T Pte Ltd	0.3
MediaCorp Technologies Pte Ltd	0.2
Pacific Internet Limited	0.3
PowerGrid Limited	0.4
PSA Corporation Limited	0.2
Radiance Communications Pte Ltd	0.2
RC Hotels (Pte) Ltd	0.4
SCS Networks Pte Ltd	0.1
Singapore Airlines Limited	0.8
Singapore MRT Ltd	0.3
SP Services Limited	2.2
ST Vehicles and Equipment Pte Ltd	0.4
Starhub Cable Vision Ltd	11.8
Starhub Pte Ltd	13.0
TeleChoice International Pte Ltd	0.8
Temasek Holdings (Private) Limited	0.1
TIBS Motors Pte Ltd	0.5
Tuas Power Supply Pte Ltd	17.5
	54.8

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Dated : 29 May 2003

MASNET No. 66 OF 29.05.2003
Announcement No. 66

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding Held by Director of Subsidiary

Name of director of subsidiary:	Lim Wee Seng
Date of notice to company:	28/05/2003
Date of change of interest:	-
Name of registered holder:	Lim Wee Seng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	21,880
% of issued share capital:	

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:	8,540	21,880
% of issued share capital:		
Total shares:	8,540	21,880

Submitted by Chan Su Shan, Company Secretary on 29/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 67 OF 29.05.2003
Announcement No. 67

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding in CapitaLand Limited Held by Director of Subsidiary

Name of director of subsidiary:	Lim Wee Seng
Date of notice to company:	28/05/2003
Date of change of interest:	-
Name of registered holder:	Lim Wee Seng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	2,000
% of issued share capital:	

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:		2,000
% of issued share capital:		
Total shares:		2,000

Submitted by Chan Su Shan, Company Secretary on 29/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 68 OF 29.05.2003
Announcement No. 68

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Shareholding in Singapore Technologies Engineering Ltd Held by Director of Subsidiary

Name of director of subsidiary:	Lim Wee Seng
Date of notice to company:	28/05/2003
Date of change of interest:	-
Name of registered holder:	Lim Wee Seng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Initial disclosure upon appointment as director of subsidiary

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	4,000
% of issued share capital:	

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		
% of issued share capital:		
No. of shares held after the transaction:		4,000
% of issued share capital:		
Total shares:		4,000

Submitted by Chan Su Shan, Company Secretary on 29/05/2003 to the SGX